364	Additional information Exhibit 4.4

Exhibit 4.4

BOARD AGREEMENT

May 20, 2015

Between

AEGON N.V.

and

ALEXANDER R. WYNAENDTS

CONTENTS

Clause

1.	Date of Commencement and Position
2.	Duration and Termination of The Agreement
3.	Remuneration
4.	Vacation
5.	Additional Benefits, Insurance and Healthcare
6.	Expenses
7.	Disability
8.	Pension
9.	Confidentiality
10.	Restraint of Competition
11.	Documents
12.	No Employment Relationship
13.	Termination of The Employment Agreement
14.	Final Provisions
15.	Governing Law and Arbitration Tribunal

SIGNATORIES

THIS AGREEMENT was entered into on May 20, 2015

THE UNDERSIGNED:

1.	Aegon N.V., a public limited company (in Dutch: “naamloze vennootschap”), established in The Hague, the Netherlands, represented for this purpose by Mr. R. Routs, in his capacity of chairman of and acting on behalf of the supervisory board of Aegon N.V., hereinafter the Company; and

2.	ALEXANDER R. WYNAENDTS, born on August 1, 1960, hereinafter the Executive; hereinafter together referred to as the Parties and each a Party,

WHEREAS:

(A)	on August 1, 1997, the Executive entered into the employment with a company now belonging to the group of companies of which the Company is the holding company;

(B)	in its meeting on March 5, 2003, the supervisory board of the Company (the Supervisory Board) decided, having heard the general meeting of shareholders of the Company (the General Meeting) to appoint the Executive as a member of the Executive Board of the Company (the Executive Board), which appointment entered into force on April 17, 2003;

Annual Report on Form 20-F 2015

(C)	on August 6, 2003, the Executive entered into a new employment agreement with the Company effective as per April 17, 2003, superseding previous agreements, including the employment agreement mentioned under (A) above, which employment agreement was amended on March 1, 2005 (the Employment Agreement);

(D)	in its meeting on May 20, 2015, the General Meeting, after recommendation by the Supervisory Board on March 18, 2015, decided to reappoint the Executive as a member of the Executive Board with effect of May 20, 2015, for a term of four years, notwithstanding the right of the Parties to prematurely terminate the directorship in accordance with the relevant provisions of Dutch company law;

(E)	also against the background of the fact that, with effect from January 1, 2013, board agreements concluded between a Dutch listed company and an executive director can no longer be qualified as an employment agreement, the Parties have expressed their wish and intention to enter into a services agreement within the meaning of article 7:400 of the Dutch Civil Code (the Agreement);

(F)	the Parties agreed to enter into this Agreement with effect of May 20, 2015 and to terminate the Employment Agreement on May 20, 2015 with mutual consent in acknowledgement of the fact that the Executive is not entitled to any compensation to be paid by the Company or any of its affiliated companies, including but not limited to any severance payment whether contractual, statutory or otherwise, with regard to the termination of the Employment Agreement;

(G)	the Parties desire to set forth the terms and conditions applying to the termination of the Employment Agreement in this Agreement; and

(H)	the Parties desire to set forth, thereby superseding previous employment agreements, the applicable terms and conditions of the engagement of the Executive by the Company in this Agreement.

DECLARE TO HAVE AGREED AS FOLLOWS:

1.	DATE OF COMMENCEMENT AND POSITION
1.1	The Executive enters into the Agreement with effect from May 20, 2015, (the Commencement Date). The Executive shall, as of the Commencement Date, continue to hold the position of member of the Executive Board under the articles of association (in Dutch: “statutair directeur”) and Chief Executive Officer of the Company.

1.2	The Executive has the obligations that have been or will be imposed by law, regulations issued by the regulator, the Dutch Corporate Governance Code, the articles of association of the Company, the regulations for members of the Executive Board, and such other regulations as such regulations shall apply from time to time. The above-mentioned rules contain, amongst others, provisions relating to the prohibition against trading and inside information and an arrangement relating to restrictions imposed on private investments.

1.3	The Executive is obliged to do or to refrain from doing all that executive directors in similar positions should do or should refrain from doing. The Executive shall fully devote himself, his time and his energy to promoting the interest of the Company and its affiliated companies. To that effect, the Executive is expected to spend most of his time in the Netherlands, but also in such other countries as deemed commensurate with prevailing business needs.

1.4	The Executive acknowledges and agrees to comply with all policies and procedures that are applicable to the Company and its affiliated companies and procure that such policies and procedures are implemented and observed in the Company and those affiliated companies within his area of responsibility, as such policies and by-laws shall apply and may be amended from time to time.

1.5	If the Executive is a member of the managing board and/or supervisory board of another company within the same group on the basis of his position as Chief Executive Officer of the Company or member of the Executive Board (so-called “q.q.-directorships”), or if the Executive is employed in any other position pursuant to his position as Chief Executive Officer of the Company or member of the Executive Board (so-called “q.q.-positions”), he will pay the income derived therefrom, if any, to the Company, unless the chairman of the Supervisory Board decides otherwise. The Executive will not suffer any tax disadvantage.

366	Additional information Exhibit 4.4

2.	DURATION AND TERMINATION OF THE AGREEMENT
2.1	The Agreement is entered into for a definite period and will terminate by operation of law, without notice being required, on the earlier of (i) the date of the Annual General Meeting in 2019, or (ii) the moment Executive’s Executive Board membership with the Company is terminated.

2.2	Without prejudice to clause 2.1, the Agreement may be terminated by either Party during its term with due observance of a notice period of three months for the Executive and six months for the Company. If it is the Executive’s intention to terminate the Agreement, the Executive shall inform the chairman of the Supervisory Board in good time before giving notice of termination.

2.3	If (i) the Company gives notice of termination of the Agreement after the General Meeting has decided to remove the Executive as Chief Executive Officer of the Company and member of the Executive Board in line with the articles of association of the Company or (ii) the Agreement is terminated at the initiative of the Company, in each case for reasons other than due to an urgent cause or seriously culpable actions or neglect of the Executive in fulfilling his duties, subject to the applicable notice period as referred to in clause 2.2, a termination fee (the Termination Fee) equal to the Annual Cash Base Fee as defined in clause 3.1 will be made available to the Executive within thirty (30) days of the date of termination, which expressly does not include payment for variable compensation or other forms of remuneration, including fringe benefits, or insurance scheme, or the reimbursement of expenses for which there shall be no entitlement to remuneration. This Termination Fee refers to Article 1:125, in particular subsection (2) of the Dutch Financial Supervision Act.

2.4	The Company has the right to terminate this Agreement with immediate effect due to an urgent cause or seriously culpable actions or neglect of the Executive in fulfilling his duties. Such cause may include in particular a gross breach of duties. In case of a termination for such cause, no entitlement to a Termination Fee exists. The same applies in the event of an voluntary termination of this Agreement by the Executive, in case of failure of the Company as referred to in article 1:125 of the Dutch Financial Supervision Act, or in case it follows from law or regulations, as in effect from time to time, that no Termination Fee is due, e.g. in case the Termination Fee is seen as reward for failure.

2.5	The Parties agree that if the Termination Fee is paid, this constitutes a suitable arrangement in the event of a notice of termination by the Company (clause 2.2 of the Agreement) or the dissolution of the Agreement by the appropriate court or arbitration tribunal. Payment of the Termination Fee shall, in the absolute discretion of the Company, be conditional upon (a) the Executive signing and delivering to the Company not more than 7 days before payment date a general release of claims for the benefit of the Company in such form as the Company may reasonably request; and (b) the Executive not being dismissed in accordance with clause 2.4 or suspended. The Termination Fee will, where appropriate, be deducted from any payment awarded by the competent court or a arbitration tribunal, as the case may be, in relation to termination of the Agreement. Any payments already made by the Company to the Executive on the date of a court or arbitration tribunal decision may be reclaimed as unduly paid and, where necessary, deducted from the amount awarded by the court or arbitration tribunal.

2.6	The Executive is obliged to resign from all positions that are inextricably linked to his position as member of the Executive Board (the so-called “q.q.-directorships” and “q.q.-positions”) upon termination of this Agreement and with effect from the date on which the Executive ceases activities fulfilling his role as Chief Executive Officer of the Company.

3.	REMUNERATION
3.1	As of the May 20, 2015, the Executive shall be entitled to a basic annual fee in an amount of EUR 1,154,071 gross per year, which will be paid by the Company to the Executive in cash in twelve equal instalments at the end of each month (the Annual Cash Base Fee).

3.2	At regular intervals, but at least once a year, the Supervisory Board will review the Annual Cash Base Fee of the Executive.

3.3	The Executive shall be eligible for an annual gross variable compensation (the Variable Compensation) in accordance with the Remuneration Policy, the Aegon Group Global Remuneration Framework (the AGGRF) and the Executive Board Variable Compensation Plan Rules as amended from time to time. For the avoidance of doubt, the Variable Compensation does not form part of and is in addition to the Annual Cash Base Fee. In line with the current Remuneration Policy, the Executive Board Variable Compensation Plan Rules and the AGGRF, the Executive can earn a Variable Compensation of up to a maximum of 100% of the Annual Cash Base Fee. The Executive qualifies as Identified Staff as defined in the AGGRF.

Annual Report on Form 20-F 2015

4.	VACATION
4.1	The Executive shall be entitled to 31 working days vacation per year. In taking holidays, the Executive shall consult with the other members of the Executive Board and will take the Company’s interests into account and agrees to the guiding principle set out in clause 4.2.

4.2	The Executive agrees that each calendar year, any and all accrued holiday rights should be taken at 31 December of such year. The Executive and the Company therefore agree that any vacation days accrued under this Agreement are deemed to have been taken at the end of each calendar year in which they were accrued.

5.	ADDITIONAL BENEFITS, INSURANCE AND HEALTHCARE
5.1	The Company shall, at its costs, arrange for
(1)	a life insurance for the benefit of the Executive; and
(2)	an additional travel insurance for accidental death, partial disability.

5.2	During the term of this Agreement, the Executive is amongst others entitled to the following benefits in addition to the benefits mentioned in clause 5.1:
(1)	the Company will provide the Executive with a company car in accordance with the User’s Arrangement as determined from time to time for members of the Executive Board. The company car may be used for private purposes. Any tax consequences of private usage are on account of the Company which means that there will be a gross up for tax purposes; and
(2)	the Company will pay to the Executive a special gross allowance of two per cent (2%) of the Annual Cash Base Fee, which shall be paid in twelve equal instalments at the end of each month.

6.	EXPENSES
6.1	The Company will pay a monthly net expense allowance of EUR 450.00 per month for representation and general costs in accordance with the Expense Policy for the Executive Board as such policy may be amended from time to time, to be paid simultaneously with the monthly instalments of the Annual Cash Base Fee.

6.2	Any business expenses incurred by the Executive in the execution of his business tasks not covered by the monthly expense allowance as mentioned in clause 6.1 are reimbursed by the Company in accordance with the Expense Policy for the Executive Board as such policy may be amended from time to time. The costs mentioned above are reimbursed on production of appropriate receipts or other evidence reasonably acceptable to the Company, if required by the Company, and upon approval by the Supervisory Board.

7.	DISABILITY
7.1	In the event of absence due to sickness and / or disability of the Executive, the Parties shall mutatis mutandis apply the relevant provisions in the AEGON Nederland Collective Labour Agreement with regard to payments in case of disability, as arranged in the Collective Labour Agreement from time to time. To calculate the amount of the monthly supplement during the relevant period only the Annual Cash Base Fee will be taken into account. Contrary to the provisions in the Collective Labour Agreement, the Executive will no longer be eligible for any Variable Compensation related to any performance year following the first year of disability until the Executive – partially or fully – resumes his duties as Executive Board member. Variable Compensation allocations related to the first year of disability or any subsequent year in which Executive Board member duties would be resumed only partially may be adjusted downwards to reflect the absence of the Executive during this / these performance year(s), such to be decided by the Supervisory Board.

8.	PENSION
8.1	Subject to clause 8.4, the Company shall, at its costs, arrange for the following pension schemes for the Executive:
(1)	a wage tax-facilitated pension scheme implemented with AEGON Levensverzekering N.V., that will arrange for an old age pension for the Executive on the basis of a final pay scheme which will entitle the Executive to a benefit at the age of 65 of 1,428% of his last earned Annual Cash Base Fee to a maximum of the amount referred to in article 18ga of the Dutch Wage Tax Act 1964 (2015: EUR 100.000) – minus a social security offset – for every year of service of the Executive with the Company; and
(2)	a non wage tax-facilitated pension scheme implemented with AEGON Levensverzekering N.V. that will arrange for an old age pension for the Executive on the basis of a final pay scheme which will entitle the Executive at the age of 60 to a benefit of 70% of his last earned Annual Cash Base Fee, upon deduction of the benefits accrued on the basis of clause 8.1 under (1), and on the basis of the earlier (pre)pension schemes and savings plans that applied under the Employment Agreement.

368	Additional information Exhibit 4.4

8.2	In addition to the pension arrangements in clause 8.1 and during the period of this Agreement, the Executive is entitled to (the net equivalent of) an annual gross amount in cash equal to twenty-eight per cent (28%) of the Annual Cash Base Fee which will be paid to a blocked account on behalf of the Executive in accordance with the Letter of the Company to the Executive of November 15, 2010.

8.3	The pension schemes referred to in clause 8.1 under (1) and (2) will be specified in an amendment of the pension agreement (“Pensioenovereenkomst”) respectively the supplementary pension agreement (“Aanvullende pensioenovereenkomst”) between the Company and the Executive dated May 25, 2010.

9.	CONFIDENTIALITY
9.1	The Executive shall throughout the duration of this Agreement and after this Agreement has ended for whatever reason, refrain from disclosing in any manner to any individual (including other personnel of the Company or of other companies affiliated with the Company unless such personnel must be informed in connection with their work activities for the Company) any information of a confidential nature concerning the Company or other companies affiliated with the Company, which has become known to the Executive as a result of he position the Executive holds at the Company and of which the Executive knows or should have known to be of a confidential nature.

9.2	Information of a confidential nature includes, but is not limited to, secret information relating to or comprising lists, plans, reports, controls, documents or details of actual or potential suppliers, agents, distributors, franchisees, clients, contractors, joint venture or alliance partners, employees or temporary workers or relating to the trade, business, dealings, tenders, technical processes, designs or finances of any of the aforesaid or relating to know-how, data bases, inventions, concepts or improvements or any other matters connected with the services marketed, provided or obtained by the Company or its subsidiaries or any of their respective clients.

9.3	The duty of this confidentiality provision survives this Agreement and any subsequent agreements, regardless of the reason of termination.

10.	RESTRAINT OF COMPETITION
10.1	If this Agreement is terminated on the Executive’s initiative within the first two years of the term of this agreement the Executive undertakes for a period of twelve (12) months following the effective date of termination of the Agreement, not to be employed or involved in any way, directly or indirectly, either for his own account or for the account of others, in or by any company which carries on activities in the majority of its business in life insurance or pension industry, competing with the activities of the Company or any of its affiliated companies, nor to act as an intermediary thereby in any way, either directly or indirectly. This restraint of competition applies worldwide.

10.2	Both Parties acknowledge that the prohibition and restriction contained in this clause 10 are:
(a)	reasonable as to period, territorial limitation and subject matter; and
(b)	no more than that which is reasonably required for the protection of the Company’s or any of its relevant affiliated company’s legitimate business interests and of any confidential information the Executive may have learned or possessed during the term of this Agreement.

10.3	Following a written request with regard to a specific activity or involvement, the Supervisory Board can waive the Executive’s obligations under this clause 10. Such waiver is valid between the Parties only if it has been granted in writing in a registered letter sent to the Executive, signed by the chairman of the Supervisory Board on behalf of the Supervisory Board.

11.	DOCUMENTS
11.1	All notes and memoranda concerning the business or finances of the Company and its subsidiaries, their dealings, transactions or affairs, or their suppliers, agents, distributors, franchisees, clients, contractors, joint venture or alliance partners, employees or temporary workers which shall have been acquired received or made by the Executive during the course of his duties shall be the property of the Company or its subsidiaries (as the case may be) and shall be surrendered by the Executive to the Company on its behalf immediately, without necessitating the need for any request to be made in this regard, at termination of this Agreement, on suspension of the Executive from active duty for whatever reason or at the request of the Supervisory Board at any time during the course of his duties under this Agreement.

11.2	The Executive shall not have nor keep in his possession any documents and/or correspondence and/or data carriers and/or copies thereof in any manner whatsoever, which belong to the Company or to affiliated companies, except insofar as and for as long as necessary for the performance of his work for the Company. The Executive will be obliged to return to the Company immediately, without necessitating the need for any request to be made in this regard, any and all such documents and/or correspondence and/or data carriers and/or copies thereof at termination of this Agreement, on suspension of the Executive from active duty for whatever reason or at the request of the Supervisory Board at any time during the course of his duties under this Agreement.

Annual Report on Form 20-F 2015

12.	NO EMPLOYMENT RELATIONSHIP
12.1	Nothing contained in this Agreement shall be construed or have effect as constituting any relationship of employer and employee or partners between the Company on the one hand and the Executive on the other hand.

13.	TERMINATION OF THE EMPLOYMENT AGREEMENT
13.1	The Employment Agreement between the Parties terminates with mutual consent on the date of this agreement and Parties agree that the Executive is not entitled to any compensation to be paid by the Company or any of its affiliated companies, including but not limited to any severance payment whether contractual, statutory or otherwise, with regard to the termination of the Employment Agreement.

14.	FINAL PROVISIONS
14.1	Amendments to this Agreement may only be agreed upon in writing and with regard to the Company, solely when a decision to that effect has been taken by the competent body of the Company.

14.2	Parties acknowledge that each has read and understands the whole of this Agreement and voluntarily execute it after having had all opportunities to seek such advice as each may have wished to receive.

14.3	The clauses of this Agreement are severable. If any clause is found by any court or arbitration tribunal of competent jurisdiction to be unreasonable and invalid, that determination shall not affect the enforceability of the other clauses of this Agreement.

14.4	This Agreement supersedes all previous employment agreements between the Executive and the Company and between the Executive and any affiliated companies and takes their place. After this Agreement becomes effective, the Executive and the Company can no longer derive any rights from agreements which have been superseded herewith.

15.	GOVERNING LAW AND ARBITRATION TRIBUNAL
15.1	This Agreement is governed by an construed in exclusive accordance with the laws of the Netherlands.

15.2	Any disputes arising in connection with this Agreement, or further agreements resulting thereof, shall be finally settled in accordance with the Rules of the Netherlands Arbitration Institute in Rotterdam. The Arbitration Tribunal shall be composed of three arbiters. The place of arbitration shall be The Hague.

SIGNATORIES

In witness whereof, this Agreement has been signed and executed in duplicate this May 20, 2015

AEGON N.V.

/s/ Mr. R.J. Routs

Mr. R.J. Routs
Chairman of the Supervisory Board

Mr. A.R. Wynaendts

/s/ Mr. A.R. Wynaendts